Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Downey Financial Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-30483) on Form S-8 and (No. 333-50416 and No. 333-79835) on Form S-3 of Downey Financial Corp. and subsidiaries of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Downey Financial Corp. and subsidiares as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007, annual report on Form 10-K of Downey Financial Corp.

/s/ KPMG LLP

Costa Mesa, California
Febraury 28, 2008

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